UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2017

STRATA OIL & GAS INC.

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(Registrant’s Name)

10010 - 98 Street

PO Box 7770

Peace River, AB T8S 1T3

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes in Registrant’s Certifying Accountants

Effective October 23, 2017, Strata Oil & Gas Inc. (the “Company”) terminated its principal independent accountants, MaloneBailey LLP, Certified Public Accountants (“MaloneBailey”) as reflected on Form 6-K filed with the Securities & Exchange Commission on October 24, 2017 and retained Fruci & Associates II, PLLC, Certified Public Accountants (“Fruci”) as its principal independent accountants. The decision to change accountants was approved by the Company’s Audit Committee.

The Engagement of Fruci & Associates II, PLLC, Certified Public Accountants

Prior to October 23, 2017, the date that Fruci was retained as the principal independent accountants of the Registrant, neither the Company nor anyone acting on its behalf has consulted with Fruci regarding

(i)	the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements or the effectiveness of internal control over financial reporting, and neither a written report or oral advice was provided to the Company that Fruci concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue,

(ii)	any matter that was the subject of a disagreement within the meaning of Item 304(a)(1)(iv) of Regulation S-K, or

(iii)	any reportable event within the meaning of Item 304(a)(1)(v) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Oil & Gas Inc.

/s/ Trevor Newton
By: Trevor Newton
Title: President

Date: October 24, 2017